Contact

www.linkedin.com/in/jameshigdon
(LinkedIn)
www.cornbreadhemp.com/
(Company)

Top Skills

Blogging

Editing

History

Publications

THE CORNBREAD MAFIA

Jim Higdon

Co-founder at Cornbread Hemp Co
Louisville, Kentucky, United States

Summary

Co-founder of Cornbread Hemp, maker of the best USDA organic full
spectrum CBD+THC products in America.

———

Experience

Cornbread Hemp Co
Co-founder, chief communications officer
January 2019 - Present (6 years 4 months)
Louisville, Kentucky Area

Visit us at CornbreadHemp.com and follow us on Instagram:
@CornbreadHemp.

THE NEARLY FORGOTTEN HISTORY OF PORTLAND,
KENTUCKY
Author
December 2018 - Present (6 years 5 months)
Louisville, Kentucky Area

A narrative history of Louisville's most important neighborhood, starring Daniel
Boone, Henry Clay, Lewis & Clark, John James Audubon, Abraham Lincoln,
Charles Dickens, and Mark Twain.

Brown Alumni Club of Kentucky
President
February 2015 - Present (10 years 3 months)

As president of the local chapter of the Brown Alumni Club, it's my job to help
coordinate with Brown alums in the area, employed in the medical, legal,
academic, non-profit and creative fields, to provide them with networking and
continued education opportunities.

If you have a connection to Brown and live in Kentucky or the Louisville area,
please let me know.

Self employed
Freelance Journalist

January 2014 - Present (11 years 4 months)
Louisville, Kentucky Area

I cover drug policy and Kentucky news for POLITICO Magazine and the Washington Post.

POLITICO
freelancer
2015 - Present (10 years)

Leadership Louisville Center
Bingham Fellow
January 2015 - October 2015 (10 months)
Louisville, Kentucky Area

As part of the 2015 class of the Bingham Fellowship, I designed a non-partisan social engagement program, where legislators and Metro council members meet with constituents at branch libraries across Metro Louisville on Saturday mornings during the legislative session. This program, Cafe LOUIE, continues to be well attended through the 2017 session.

CORNBREAD MAFIA, Lyons Press, an imprint of Globe/Pequot
reporter/writer
January 2006 - April 2012 (6 years 4 months)

Investigating and reporting a book-length narrative non-fiction manuscript about a superlative true-crime story set in Kentucky, which has caused me to become the first journalist subpoenaed by the Obama administration. Represented by Writer's House in NYC.

Tehran Bureau
editor
May 2009 - January 2010 (9 months)

Edited breaking news for one of the first English-language websites devoted to news from Iran, a job that heated up since the national crisis following the contested election on June 12. On tight deadlines, I edited roughly written stories from writers inside Iran whose native language was not English, and then reworked them into finish products for TB's online readership.

The New York Times
Web producer
August 2005 - December 2005 (5 months)

Worked as an online producer for National, Metro, Politics and Sports desks. Covered the Sports desk during the baseball post-season. Improved familiarity with HTML, photo editing and fast-paced deadline production.

The Courier-Journal
online intern
June 2005 - August 2005 (3 months)

Interned in the online department; helped the C-J explore blogging for the first time.

_____

Education

Columbia University - Graduate School of Journalism
MS, book writing and multi-media reporting · (2004 - 2005)

Brown University
MFA, Writing · (1998 - 2000)

Centre College
BA, English and studio art · (1994 - 1998)

Marion County High School
· (1990 - 1994)